Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana 46240
Telephone (317) 704-6000

December 3, 2010

VIA EDGAR

Mellissa Campbell Duru
Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Bell Industries, Inc.
Amendment No. 1 to Schedule 13E-3
Filed on November 4, 2010
File No. 5-52973

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on November 4, 2010
File No. 1-11471

Dear Ms. Duru:

On behalf of Bell Industries, Inc. (the “Company,” “we” or “us”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”) this response to the Commission’s comment letters dated November 24, 2010 and November 30, 2010 relating to the Company’s Schedule 13E-3 filed on October 1, 2010, as amended on November 4, 2010 (the “Schedule 13E-3”) and the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 1, 2010, as amended on November 4, 2010 (the “Proxy Statement”). The enclosed revised Schedule 13E-3 and Proxy Statement are marked to show changes from such documents which were filed via EDGAR on November 4, 2010. For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Ms. Mellissa Campbell Duru
Christina Chalk
December 3, 2010

Letter Dated November 24, 2010

Schedule 13E-3/A

General

1.	Comment: We note your response to prior comment 2. Please add Messrs. Schwarz and Coleman as filing parties. Such persons are affiliates of the issuer who stand on both sides of the transaction. As noted in prior staff letters, such persons are required to comply with all of the disclosure and dissemination requirements set forth in Rule 13e-3. Refer generally to Compliance & Disclosure Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response:

Based on the analysis provided in our prior response letters dated November 4, 2010 and November 18, 2010 and subsequent conversations with the Staff, we do not believe that any further revisions are required in the Schedule 13E-3 or the Proxy Statement with respect to this Comment.

2.	Comment: We note the analysis on page 6 of the response letter that addresses the Newcastle entities’ level of engagement. Please also disclose if true, that the Newcastle entities have no intention of exercising their present right to convert the Amended Convertible Note in order to facilitate approval of the reincorporation and reverse stock split transaction.

Response:

We confirm that the Newcastle entities have no intention of exercising their present right to convert the Amended Convertible Note in order to facilitate approval of the reincorporation and reverse stock split transaction. We have added the following sentence to page 37 of the Proxy Statement:

“BI Holdings, L.P. does not intend to exercise its present right to convert the Amended Convertible Note into shares of our common stock in order to facilitate the approval of Proposal No. 4 and Proposal No. 5 relating to the Reincorporation and the reverse split.”

3.	Comment: Please file an amendment to the proxy statement and Schedule 13e-3 that gives effect to the foregoing comments and that includes updated financial information and the proposed revised disclosures.

Response:

Concurrently with the filing of this response letter, we have filed a second amendment to the Proxy Statement and a second amendment to the Schedule 13E-3, which amendments include the revised language reflected in this response letter, the updated Background section beginning on page 33 of the Proxy Statement, as set forth in our response letter dated November 18, 2010, updated financial information on page 52 of the Proxy Statement and an updated annual meeting date of January 28, 2011 and record date of December 13, 2010. Because the annual meeting date is after January 21, 2011, the Proxy Statement also includes two new proposals for say-on-pay and the frequency of the say-on-pay vote.

Ms. Mellissa Campbell Duru
Christina Chalk
December 3, 2010

Letter Dated November 30, 2010

Amendment No. 1 to Preliminary Proxy Statement

General

1.	Comment: We await your response to prior comments 2 and 3 of our letter dated November 24, 2010.

Response:

Please see the above responses to Comments 2 and 3 of the Staff’s letter dated November 24, 2010.

Summary Term Sheet, page 3

Reverse Stock Split, page 5

2.	Comment: You disclose the price to be paid for fractional shares will be based on the average closing price of the shares during the 120 day period prior to the date of the proxy statement. Until the price to be paid for fractional shares is established, the staff is unable to pass upon the adequacy of the disclosure provided throughout the preliminary proxy statement pursuant to Item 1014 of Regulation M-A. Accordingly, please be advised that the staff reserves the right to comment on the adequacy of the disclosure provided as to the fairness of the transaction to unaffiliated shareholders once the price to be paid for fractional shares is determined and included in the proxy statement. Please confirm your understanding.

Response:

We confirm our understanding that the Staff reserves the right to comment on the adequacy of the disclosure provided as to the fairness of the transaction to unaffiliated shareholders once the price to be paid for fractional shares is determined and included in the definitive Proxy Statement.

Effects of the Reverse Stock Split, page 37

3.	Comment: Other than the effects disclosed under this heading, please supplement your disclosure to affirmatively state that Messrs. Schwarz and Coleman will be treated in the same manner and will receive the same benefits as all other shareholders subject to the reverse stock split.

Ms. Mellissa Campbell Duru
Christina Chalk
December 3, 2010

Response:

We have added the following sentence to page 37 of the Proxy Statement:

“Our officers and directors, including Messrs. Schwarz and Coleman, will be treated in the same manner and will receive the same benefits as all of our other shareholders subject to the reverse split.”

If you have any questions or comments, please telephone the undersigned at (317) 704-6000, or in his absence, Janelle Blankenship at (317) 569-4881.

Sincerely,

/s/ Clinton J. Coleman
Chief Executive Officer